SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

WES Consulting, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

(CUSIP Number)

2745 Bankers Industrial Drive
Doraville, Georgia 30360
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(212) 409-1212

October 19, 2009
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Hope Capital Inc.

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
5,378,001
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
5,378,001
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,378,001

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.68%

(14) TYPE OF REPORTING PERSON

CO

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of WES Consulting, Inc., a Florida corporation, with its principal place of business located at 2745 Bankers Industrial Drive, Doraville, GA 30360.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Hope Capital Inc. who is hereinafter sometimes referred to as the “Reporting Person.”  Its principal place of business is located at 1 Linden Place, Great Neck, NY 11021 and the telephone number is (516)498-9880.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is incorporated in the State of NY.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 20, 2009, WES Consulting, Inc. entered into a Merger and Recapitalization Agreement (the “Agreement”) with Liberator, Inc., a Florida corporation (“Liberator”).  Pursuant to the Agreement, Liberator merged with and into the Company, with the Company surviving as the sole remaining entity (the “Merger”).  On the Closing Date, each issued and outstanding share of the common stock of Liberator were converted, into one share of the Company’s common stock, $0.01 par value, which, after giving effect to the Merger, equaled, in the aggregate, 98.4% of the total issued and outstanding common stock of the Company.   The Reporting Person was a party to the Stock Purchase Agreement effective October 20, 2009. As a result of the Merger Agreement and as a result of the private purchase of shares from certain individuals, the Reporting Person has acquired 5,378,001 shares of the common stock of the Issuer, representing approximately 8.68% of the outstanding common shares post-transaction.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person of beneficial ownership of the shares of the Issuer’s Common Stock resulted from the closing of the stock purchase transaction undertaken by the Issuer to accomplish the acquisition of Liberator Inc. by Wes Consulting, Inc.

The Stock Purchase Agreement contains certain covenants on the Issuer’s part, including complying with the reporting and filing obligations applicable to the Issuer under the Securities Exchange Act of 1934, as amended.

  Except as set forth herein or disclosed in any other SEC filing, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of the common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, the Reporting Person acquired 5,378,001 shares of the issued and outstanding common stock of the Issuer. Such amount represented 8.68% of the total issued and outstanding common shares of the Issuer.

The Reporting Person holds sole voting and dispositive power over the Common Shares of the Issuer as issued to the Reporting Person.

(c)	Except as disclosed above, the Reporting Person has not effectuated any transaction in the Common Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2009

By:	/s/Hope Capital Inc,
Hope Capital Inc.